FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549



                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934


                For the quarterly period ended November 30, 2004


                                    ICON plc
                               (Registrant's name)


                                     0-29714
                            (Commission file number)


          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Yes X             No____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                           Yes ____          No X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                           Yes ____          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ____          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

                                    ICON plc

                    Quarterly Period Ended November 30, 2004


CONTENTS                                                                  Page


General ................................................................     1

Condensed Consolidated Balance Sheets as at
November 30, 2004 and May 31, 2004 .....................................     2

Condensed Consolidated Statements of Operations for the
three and six months ended November 30, 2004 and 2003...................     3

Condensed Consolidated Statements of Cash Flows for the
six months ended November 30, 2004 and 2003.............................     4

Condensed Consolidated Statements of Shareholders' Equity
and Comprehensive Income ...............................................     5


Notes to the Condensed Consolidated Financial
Statements .............................................................     6


Management's Discussion and Analysis of Financial
Condition and Results of Operations ....................................    12


Signature Page .........................................................    19

                                    ICON plc

GENERAL

As used herein, "ICON", the "Company" and "we" refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,600 employees worldwide, with operations in 37 locations in 23 countries including the United States and major markets in Europe and Rest of World and have managed clinical trials in over 55 countries. For the six months ended November 30, 2004, we derived approximately 58.2%, 36.1%, and 5.7% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

On July 1, 2004 we acquired 70% of the common stock of Beacon Biosciences, Inc., a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries.


                                    ICON plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    AS AT NOVEMBER 30, 2004 AND MAY 31, 2004

                                                                                          (Unaudited)         (Audited)
                                                                                          November 30,          May 31,
                                                                                                  2004             2004
                                                                                                    (in thousands)
ASSETS
Current Assets:
      Cash and cash equivalents.......................................................         $41,975         $55,678
      Short term investments - available for sale ....................................          29,045          23,085
      Accounts receivable.............................................................          91,324          74,079
      Unbilled revenue................................................................          71,246          59,861
      Other receivables...............................................................           4,566           4,306
      Deferred tax asset..............................................................           1,684           1,684
      Prepayments and other current assets............................................           9,199           9,468
                                                                                         -------------   -------------
      Total current assets............................................................         249,039         228,161
Other Assets:
      Property, plant and equipment, net..............................................          46,933          42,936
      Goodwill........................................................................          74,397          64,226
                                                                                         -------------   -------------

Total Assets..........................................................................        $370,369        $335,323
                                                                                         =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
      Accounts payable................................................................         $5,586          $12,801
      Payments on account.............................................................         74,186           61,960
      Other liabilities...............................................................         32,095           35,091
      Income taxes payable............................................................          7,152            4,496
      Bank creditlines and loan facilities............................................         10,000                -
                                                                                         -------------   -------------

       Total current liabilities......................................................        129,019          114,348
Other Liabilities:
      Long term government grants.....................................................          1,443            1,411
      Long term finance leases........................................................            368              167
      Non-current deferred tax liability..............................................          2,637            2,637
      Minority interest...............................................................            648                -
  Shareholders' Equity:
      Ordinary Shares, par value 6 euro cents per share; 20,000,000 shares authorized, 13,859,326 shares issued and outstanding at November 30, 2004
      and
      13,838,476 shares issued and outstanding at May 31, 2004                                    981              980
      Additional paid-in capital......................................................        113,392          112,936
      Accumulated other comprehensive income..........................................         15,897            9,984
      Merger reserve..................................................................             47               47
      Retained earnings...............................................................        105,937           92,813
                                                                                         -------------   -------------

Total Shareholders' Equity............................................................        236,254          216,760
                                                                                         -------------   -------------

Total Liabilities and Shareholders' Equity............................................       $370,369         $335,323
                                                                                         =============   =============

The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON plc

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2004 AND 2003
                                   (UNAUDITED)

                                                                    Three Months Ended               Six Months Ended
                                                                   November      November         November         November
                                                                      30             30              30               30
                                                                     2004           2003            2004             2003
                                                                       (in thousands except share and per share data)
   Revenue:
      Gross revenue.........................................        $117,068       $113,173        $234,263        $219,350
      Subcontractor costs...................................        (37,573)       (39,966)        (76,429)        (77,208)
                                                                -------------  -------------    ------------  --------------

      Net revenue...........................................          79,495        73,207         157,834         142,142


   Costs and expenses:
      Direct costs..........................................          43,671         40,070          86,124          77,769
      Selling, general and administrative expense...........          25,520         22,041          48,859          43,066
      Depreciation .........................................           3,296          2,732           6,358           5,321
                                                                -------------  -------------    ------------  --------------

      Total costs and expenses..............................          72,487         64,843         141,341         126,156
                                                                -------------  -------------    ------------  --------------

   Income from operations...................................           7,008          8,364          16,493          15,986
   Interest income..........................................             270             96             467             169
   Interest expense.........................................            (91)           (21)           (124)            (47)
                                                                -------------  -------------    ------------  --------------

   Income before provision for income taxes.................           7,187          8,439          16,836          16,108
   Provision for income taxes...............................         (1,310)        (2,174)         (3,632)         (4,239)
   Minority interest........................................            (58)              -            (80)               -
                                                                -------------  -------------    ------------  --------------

   Net income...............................................          $5,819         $6,265         $13,124         $11,869
                                                                =============  =============    ============  ==============
   Net income per Ordinary Share:
      Basic.................................................           $0.42          $0.46           $0.95           $0.96
                                                                =============  =============    ============  ==============
       Diluted..............................................           $0.41          $0.45           $0.93           $0.92
                                                                =============  =============    ============  ==============

   Weighted average number of Ordinary Shares outstanding:

        Basic...............................................      13,847,689     13,578,859      13,839,857      12,346,147
                                                               ==============  =============   =============  ==============

        Diluted.............................................      14,067,079     14,040,419      14,088,030      12,849,374
                                                               ==============  =============   =============  ==============


The accompanying notes are an integral part of these condensed consolidated financial statements.


                                    ICON plc

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004 AND 2003
                                   (UNAUDITED)


                                                                                         Six Months Ended
                                                                                    November 30         November 30
                                                                                           2004               2003
                                                                                               (in thousands)
Cash flows from operating activities:                                                   $13,124            $11,869
Net income................................................
Adjustments to reconcile net income to net cash
  (used in)/provided by operating activities:.............
   Loss on disposal of fixed assets.......................                                   46                  3
   Depreciation...........................................                                6,358              5,321
   Amortization of grants.................................                                 (97)               (17)
     Minority interest....................................                                   80                  -
Changes in assets and liabilities:
   Increase in accounts receivable........................                             (14,141)              (162)
   Increase in unbilled revenue...........................                             (11,617)            (7,327)
   Decrease in other receivables..........................                                6,115              1,757
   Decrease/(increase) in prepayments and other current
     assets ..............................................                                  632              (245)
   Increase/(decrease) in payments on account.............                               11,910            (3,591)
   Decrease in other liabilities..........................                              (8,825)            (1,662)
   Increase in income taxes payable.......................                                1,999              3,952
    Decrease in accounts payable..........................                              (7,587)            (3,555)
                                                                                 ---------------    ---------------

Net cash (used in)/provided by operating activities.......                              (2,003)              6,343
Cash flows from investing activities:
   Purchase of property, plant and equipment..............                              (7,491)            (7,711)
   Purchase of short term investments.....................                              (5,960)                  -
   Purchase of subsidiary undertakings and acquisition
     costs ...............................................                             (10,010)           (11,097)
   Net cash acquired with subsidiary undertakings.........                                1,658                891
   Payments in respect of prior year acquisitions.........                                (972)            (1,427)
                                                                                 ---------------    ---------------

Net cash used in investing activities.....................                             (22,775)           (19,344)
Cash flows from financing activities:
Proceeds from bank creditlines and loan facilities........                               10,000             10,310
Proceeds from issuance of share capital...................                                    -             45,705
Proceeds from exercise of share options...................                                  488              3,281
Share issuance costs......................................                                 (31)            (1,103)
Costs in relation to prior year share issuance............                                (137)                  -
Repayment of other liabilities............................                                (152)               (94)
                                                                                 ---------------    ---------------
Net cash provided by financing activities.................                               10,168             58,099
Effect of exchange rate movements on cash.................                                  907            (1,946)
                                                                                 ---------------    ---------------

Net (decrease)/increase in cash and cash equivalents......                             (13,703)             43,152
Cash and cash equivalents at beginning of period..........                               55,678             18,311
                                                                                 ---------------    ---------------

Cash and cash equivalents at end of period................                              $41,975            $61,463
                                                                                 ===============    ===============


The accompanying notes are an integral part of these condensed consolidated financial statements.


                                                        ICON plc

             CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                                      (UNAUDITED)


                                                                             Accumulated
                                                             Additional         Other
                                                               Paid-in      Comprehensive     Retained    Merger
                                         Shares      Amount    Capital          Income        Earnings    Reserve     Total

                                                     (dollars in thousands, except share data)


   Balance at May 31, 2004........     13,838,476    $980      $112,936            $9,984     $92,813        $47   $216,760


   Comprehensive Income:
     Net income...................              -       -             -                 -      13,124          -     13,124
     Currency translation adjust-
       ment.......................              -       -             -             5,913           -          -      5,913
                                                                                                                    ---------
     Total comprehensive income...                                                                                   19,037
     Exercise of Share Options....         20,850       1           487                 -           -          -        488
     Share Issuance Costs.........              -       -          (31)                 -           -          -       (31)
                                       ----------   -----      --------          --------    --------       ----  ---------
   Balance at November 30, 2004        13,859,326    $981      $113,392           $15,897    $105,937        $47   $236,254
                                       ==========   =====      ========          ========    ========       ====  =========


The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON plc

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                NOVEMBER 30, 2004


1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates. There has been no significant change in ICON plc's accounting policies from those outlined in ICON's annual report on Form 20-F for the year ended May 31, 2004, except as described below.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with the United States generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON's 2004 annual report on Form 20-F. Operating results for the six months ended November 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending May 31, 2005.



2. Acquisitions

Acquisition of Beacon

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences, Inc. ("Beacon"), based in Pennsylvania, USA, for an initial cash consideration of U.S.$9.9 million, excluding costs of acquisition.

The acquisition of Beacon has been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                                  At July 1,
                                                                        2004
                                                              (in thousands)

       Property, Plant and Equipment                                    $792
       Goodwill                                                        8,760
       Cash                                                            1,658
       Other Current Assets                                              935
       Current liabilities                                           (1,350)
       Long term liability                                             (352)
                                                             ----------------
                                                                      10,443
       Minority Interest                                               (568)
       ----------------------------------------------------- ----------------
       Purchase Price                                                 $9,875
       ----------------------------------------------------- ----------------



The results of Beacon have been included in the consolidated financial statements from July 1, 2004.

Prior Period Acquisitions

On January 24, 2003, the Company acquired 100% of the outstanding shares of Medeval Group Limited ("Medeval"), a company based in Manchester, England, for an initial cash consideration of Stg(pound)9.5 million (U.S.$15.5 million), excluding costs of acquisition. Earn-out provisions were built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of Stg(pound)4.3 million (U.S.$6.9 million) depending on the performance of Medeval over the period to May 31, 2004. Such additional consideration is accounted for as goodwill.

On September 30, 2004 cash consideration of Stg(pound)0.54 million (U.S.$0.97 million) was paid to a number of the former shareholders of Medeval with guaranteed loan notes and a value of Stg(pound)1.08million (U.S.$1.93 million) were issued to the remaining selling shareholders. At May 31, 2004, Stg(pound)1.37 million (U.S.$2.5 million) of this amount was provided for, therefore an additional Stg(pound)0.253 million (U.S.$0.452 million) has been accounted for under goodwill in the current year. These guaranteed loan notes have a repayment date of 3 years from the date of issue but are exercisable six months from the date of issue.

On September 9, 2003, the Company acquired 100% of the outstanding shares of Globomax LLC ("Globomax"), based in Maryland, USA, for an initial cash consideration of U.S.$10.9 million, excluding costs of acquisition. Earn-out provisions were been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$4.0 million depending on the performance of Globomax over the period from date of acquisition to May 31, 2006. Such additional consideration will be accounted for as goodwill.

The pro forma effect of the Globomax and Beacon acquisitions if completed on June 1, 2003 would have resulted in net revenue, net income and earnings per share for the three and six months ended November 30, 2004 and 2003 as follows:


                             Three months ended             Six months ended
                                November 30                   November 30
                                   2004         2003          2004          2003
                                              (in thousands)

Net Revenue                     $79,495      $74,704      $158,216      $147,489
Net Income                       $5,819       $6,535       $13,077       $12,286
Basic Earnings per Share          $0.42        $0.48         $0.94         $1.00
Diluted Earnings Per Share        $0.41        $0.47         $0.93         $0.96

An effective tax rate of 35.0% was imputed on the profits before tax of Globomax for the periods prior to acquisition.

3. Goodwill



                                                         Six months ended          Year ended
                                                              November 30              May 31
                                                                     2004                2004
                                                           (in thousands)      (in thousands)

       Opening balance                                            $64,226             $45,029
       Arising during the year                                      8,760              13,134
       Arising on earn-out (prior year acquisitions)                  452               3,215
       Foreign exchange movement                                      959               2,848
       ---------------------------------------------------------------------------------------

       Closing balance                                            $74,397             $64,226
       =======================================================================================


The distribution of goodwill by business segment was as follows:


                                                         Six months ended          Year ended
                                                              November 30               May 31
                                                                     2004                 2004
                                                           (in thousands)        (in thousands)

       Central laboratory *                                        $7,017               $7,017
       Clinical research                                           67,380               57,209
       ----------------------------------------------------------------------------------------

       Total                                                      $74,397              $64,226
       ---------------------------------------------------------------------------------------


* Due to the recent performance and current outlook in our central laboratory, an impairment review of the goodwill for the laboratory segment will commence in the third quarter of fiscal 2005.


4. Net income per Ordinary Share

Basic net income per Ordinary Share has been computed by dividing net income available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted net income per Ordinary Share is computed by adjusting the weighted average number of Ordinary Shares outstanding during the period for all potentially dilutive Ordinary Shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential Ordinary Shares.

There is no difference in net income used for basic and diluted net income per Ordinary Share. The reconciliation of the number of shares used in the computation of basic and diluted net income per Ordinary Share is as follows:



                                                                        Three Months Ended              Six Months Ended
                                                                          November       November      November       November
                                                                                30             30            30             30
                                                                              2004           2003          2004           2003

Weighted average number of Ordinary Shares outstanding for
basic net income per Ordinary Share                                     13,847,689     13,578,859    13,839,857     12,346,147
Effect of dilutive share options outstanding                               219,390        461,560       248,173        503,227
                                                                 ------------------ -------------- ------------- --------------
Weighted average number of Ordinary Shares for diluted net
income per Ordinary Share                                               14,067,079     14,040,419    14,088,030     12,849,374
                                                                 ================== ============== ============= ==============


5. Business Segment Information

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, Russia, Taiwan, Hong Kong, South Africa, Spain, Hungary, India, Mexico and Brazil. Segment information for the three and six month periods ended November 30, 2004 and 2003 are as follows:


     a) The distribution of net revenue by geographical area was as follows:


                                                           Three Months Ended            Six Months Ended
                                                       November          November        November       November
                                                             30                30              30             30
                                                            2004             2003            2004           2003
                                                             (in thousands)                  (in thousands)
       Ireland*                                           $8,863           $8,273         $19,501        $18,157
       Rest of Europe                                     20,246           15,003          37,460         27,462
       U.S.                                               46,095           47,108          91,879         91,572
       Rest of the World                                   4,291            2,823           8,994          4,951
       ---------------------------------------------------------------------------------------------------------

       Total                                             $79,495          $73,207        $157,834       $142,142
       ---------------------------------------------------------------------------------------------------------
       * All sales shown for Ireland are export sales.



     b) The distribution of net revenue by business segment was as follows:


                                                         Three Months Ended            Six Months Ended
                                                      November         November        November       November
                                                            30               30              30             30
                                                          2004             2003            2004           2003
                                                           (in thousands)                  (in thousands)
       Central laboratory                               $6,455           $6,614         $13,005        $12,337
       Clinical research                                73,040           66,593         144,829        129,805
       -------------------------------------------------------- ---------------- --------------- --------------

       Total                                           $79,495          $73,207        $157,834       $142,142
       -------------------------------------------------------- ---------------- --------------- --------------



     c) The distribution of income from operations by geographical area was as follows:


                                                         Three Months Ended            Six Months Ended
                                                      November         November    November           November
                                                            30               30          30                 30
                                                          2004             2003        2004               2003
                                                           (in thousands)                  (in thousands)
       Ireland                                          $3,609           $2,880      $6,420             $4,936
       Rest of Europe                                      971            1,097       3,309              1,736
       U.S.                                              1,915            3,892       4,614              8,727
       Rest of the World                                   513              495       2,150                587
       -------------------------------------------------------- ---------------- ----------- ------------------

       Total                                            $7,008           $8,364     $16,493            $15,986
       -------------------------------------------------------- ---------------- ----------- ------------------


     d) The distribution of income from operations by business segment was as follows:


                                                         Three Months Ended            Six Months Ended
                                                     November          November        November       November
                                                           30                30              30             30
                                                         2004              2003            2004           2003
                                                           (in thousands)                  (in thousands)
       Central laboratory                             $(1,893)         $(1,082)        $(2,754)       $(2,313)
       Clinical research                                 8,901            9,446          19,247         18,299
       -------------------------------------------------------- ---------------- --------------- --------------

       Total                                            $7,008           $8,364         $16,493        $15,986
       -------------------------------------------------------- ---------------- --------------- --------------


     e) The distribution of property, plant and equipment, net, by geographical area was as follows:

                                                November 30,            May 31,
                                                        2004               2004
                                                        (in thousands)
       Ireland                                       $21,357            $18,799
       Rest of Europe                                  7,481              7,202
       U.S.                                           17,049             15,935
       Rest of the World                               1,046              1,000
       ------------------------------------------------------ ------------------

       Total                                         $46,933            $42,936
       ------------------------------------------------------ ------------------

     f) The distribution of property, plant and equipment, net, by business segment was as follows:

                                                November 30,            May 31,
                                                        2004               2004
                                                        (in thousands)
       Central laboratory                             $3,733             $3,989
       Clinical research                              43,200             38,947
       ------------------------------------------------------ ------------------

       Total                                         $46,933            $42,936
       ------------------------------------------------------ ------------------


     g) The distribution of depreciation by geographical area was as follows:


                                           Three Months Ended            Six Months Ended
                                        November         November    November       February
                                             30,              30,         30,            28,
                                            2004             2003        2004           2003
                                             (in thousands)                  (in thousands)
       Ireland                            $1,290             $892      $2,409             $1,726
       Rest of Europe                        514              426       1,007                844
       U.S.                                1,397            1,332       2,758              2,581
       Rest of the World                      95               82         184                170
       ------------------------------------------ ---------------- ----------- ------------------

       Total                              $3,296           $2,732      $6,358             $5,321
       ------------------------------------------ ---------------- ----------- ------------------


     h) The distribution of depreciation by business segment was as follows:


                                               Three Months Ended            Six Months Ended
                                           November          November    November           November
                                                 30                30          30                 30
                                                2004             2003        2004               2003
                                                 (in thousands)                  (in thousands)
       Central laboratory                       $244             $242        $480               $527
       Clinical research                      $3,052            2,490       5,878              4,794
       ---------------------------------------------- ---------------- ----------- ------------------

       Total                                  $3,296           $2,732      $6,358             $5,321
       --------------------------------------------------------- ------------------ -----------------


     i) The distribution of total assets by geographical area was as follows:

                                            November 30,             May 31,
                                                    2004                2004
                                                   (in thousands)
       Ireland                                    $97,918            $76,165
       Rest of Europe                             104,187            115,056
       U.S.                                       165,211            141,104
       Rest of the World                            3,053              2,998
       -------------------------------- ------------------ ------------------

       Total                                     $370,369           $335,323
       ------------------------------------------------ ---------------------


     j) The distribution of total assets by business segment was as follows:

                                               November 30,            May 31,
                                                      2004                2004
                                                     (in thousands)
       Central laboratory                           $18,942            $20,343
       Clinical research                            351,427            314,980
       ---------------------------------- ------------------ ------------------

       Total                                       $370,369           $335,323
       ---------------------------------- ------------------ ------------------

ICON plc


Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our Annual Report on Form 20-F for the fiscal year ended May 31, 2004. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,600 employees worldwide, with operations in 37 locations in 23 countries including the United States and major markets in Europe and Rest of World and have managed clinical trials in over 55 countries. For the six months ended November 30, 2004, we derived approximately 58.2%, 36.1%, and 5.7% of our net revenue in the United States, Europe and Rest of World, respectively.

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting and laboratory services. We recognize biometric, consulting and laboratory revenues on a fee-for-service basis. Our laboratory service contracts are multiple element arrangements, with laboratory kits and laboratory testing representing the contractual elements. We determine the fair values for these elements, each of which can be sold separately, based on objective and reliable evidence of their respective fair values. Our laboratory contracts entitle us to receive non-refundable set up fees and we allocate such fees as additional consideration to the contractual elements based on the proportionate fair values of the elements. We recognize revenues for the elements on the basis of the number of deliverable units completed in a period.

We recognize clinical trials revenue on the basis of the relationship between time incurred and the total estimated duration of the contract as this represents the most accurate pattern over which our contractual obligations are fulfilled. We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, is not reflective of revenue earned. We recognize revenues over the period from the awarding of the customer's contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. These estimates are reviewed periodically and, if any of these estimates change or actual results differ from expected results, then an adjustment is recorded in the period in which they become readily estimable.

As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As no profit is earned on these costs, which vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of our business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-United States based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have thirteen operations operating in U.S. dollars, five trading in Euros, three in pounds Sterling, and one each in Australian dollars, Indian Rupee, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Russian Rouble, Canadian dollar, Hungarian Forint, Taiwan dollar, Hong Kong dollar, Mexican Peso and Brazilian Real. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where natural hedges do not cover them.

We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of downsizing of the Company calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to November 30, 2004, we have received $2,718,443 and $2,020,531 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements we are restricted from distributing some of these amounts by way of dividend or otherwise.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Due to the recent performance and current outlook in our central laboratory, an impairment review of the goodwill for the laboratory segment will commence in the third quarter of fiscal 2005.

Results of Operations

Three Months Ended November 30, 2004 Compared with Three Months Ended November 30, 2003

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.


                                                     Three Months Ended
                                                November 30,      November 30,                         2003
                                                    2004               2003                         to 2004
                                                                                                  Percentage
                                                        Percentage of Net Revenue
                                                                                                   Increase

Net revenue............................             100.0%             100.0%                           8.6%
Costs and expenses:
Direct costs...........................              54.9%              54.8%                           9.0%
Selling, general and administrative....              32.1%              30.1%                          15.8%
Depreciation...........................               4.2%               3.7%                          20.6%
Income from operations.................               8.8%              11.4%                        (16.2%)



Net revenue increased by $6.3 million or 8.6%, from $73.2 million to $79.5 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from acquisitions (Beacon) amounted to $1.6 million for the three months ended November 30, 2004. Including the impact of acquisitions, revenues in the United States fell by 2.2%, while Europe and the Rest of World grew by 28.0%. For the three months ended November 30, 2004, net revenue for our central laboratory business fell by 2.4%, from $6.6 million to $6.5 million while our clinical research segment grew by 9.7% from $66.6 million to $73.0 million over the comparable period. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the Pharmaceutical, Biotechnology and Medical Device industries, an underlying increase in research and development spending and consolidation in the CRO industry. The reduction in net revenue in our central laboratory segment is due primarily to lower testing volumes.

Direct costs increased by $3.6 million, or 9.0%, from $40.1 million to $43.7 million, primarily due to increased staff numbers needed to support increased project related activity in the clinical research business and increased direct costs arising from the acquisitions amounting to $0.7 million. Direct costs, as a percentage of net revenue increased from 54.8% in the three months to November 30, 2003 to 54.9% for the quarter ended November 30, 2004.

Selling, general and administrative expense increased by $3.5 million, or 15.8%, from $22.0 million to $25.5 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $0.6 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, increased from 30.1% in the three months ended November 30, 2003, to 32.1% for the quarter ended November 30, 2004.

Depreciation increased by $0.6 million, or 20.6%, from $2.7 million to $3.3 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity. As a percentage of net revenue, depreciation increased from 3.7% of net revenues in the three months to November 30, 2003, to 4.2% for the three months ended November 30, 2004.

Income from operations decreased by $1.4 million, or 16.2%, from $8.4 million to $7.0 million, including acquisitions. This decrease is due principally to reduced levels of activity in our central laboratory business in the quarter and lower usage of billable resources in our clinical research segment. As a percentage of net revenue, including the effect of acquisitions, income from operations decreased from 11.4% in the three months to November 30, 2003, to 8.8% for the quarter ended November 30, 2004. For the quarter, income from operations, as a percentage of net revenue, for the central laboratory was (29.3%), a dis-improvement from the reported (16.4%) in the same quarter in fiscal 2004. The central laboratory constitutes approximately 8% of our business. Operating margins for our clinical research segment decreased from 14.2% in the three months ended November 30, 2003, to 12.2% for the three months ended November 30, 2004.

Net interest income for the three months ended November 30, 2004, was $0.18 million compared to $0.08 million for the equivalent period last year. Higher average level of funds invested and higher interest rates in the second quarter of this year over last year contributed to the increased interest income.

Our effective tax rate for the three months ended November 30, 2004 was 18.2% compared to 25.8% for the comparable period last year. The decrease in the effective rate was due to a change in the geographic distribution of pre-tax earnings.


Six Months Ended November 30, 2004 Compared with Six Months Ended November 30, 2003

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.


                                                        Six Months Ended
                                                November 30,       November 30,                         2003
                                                    2004               2003                          to 2004
                                                                                                Percentage
                                                        Percentage of Net Revenue
                                                                                                   Increase

Net revenue............................             100.0%             100.0%                          11.0%
Costs and expenses:


                                       14

Direct costs...........................              54.6%              54.7%                          10.7%
Selling, general and administrative....              31.0%              30.3%                          13.5%
Depreciation...........................               4.0%               3.8%                          19.5%
Income from operations.................              10.4%              11.2%                           3.2%



Net revenue increased by $15.7 million or 11.0%, from $142.1 million to $157.8 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from these acquisitions (Globomax & Beacon) amounted to $5.2 million for the six months ended November 30, 2004. Including the impact of acquisitions, revenues in the United States, and Europe and the Rest of World grew by 0.3% and 30.4% respectively. For the six months ended November 30, 2004, net revenue for our central laboratory business grew by 5.4%, from $12.3 million to $13.0 million while our clinical research segment grew by 11.6%, from $129.8 million to $144.8 million over the comparable period. The growth in net revenue in our clinical research segment and central laboratory is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the Pharmaceutical, Biotechnology and Medical Device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

Direct costs increased by $8.3 million, or 10.7%, from $77.8 million to $86.1 million, primarily due to increased staff numbers needed to support increased project related activity and increased direct costs arising from the acquisitions amounting to $2.6 million. Direct costs, as a percentage of net revenue decreased from 54.7% in the six months to November 30, 2003 to 54.6% for the six months ended November 30, 2004.

Selling, general and administrative expense increased by $5.8 million, or 13.5%, from $43.1 million to $48.9 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $1.7 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, increased from 30.3% in the six months ended November 30, 2003, to 31.0% for the six months ended November 30, 2004.

Depreciation increased by $1.1 million, or 19.5%, from $5.3 million to $6.4 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity. As a percentage of net revenue, depreciation increased from 3.8% of net revenues in the six months to November 30, 2003, to 4.0% for the six months ended November 30, 2004.

Income from operations increased by $0.5 million, or 3.2%, from $16.0 million to $16.5 million, including acquisitions. As a percentage of net revenue, including the effect of acquisitions, income from operations decreased from 11.2% in the six months to November 30, 2003, to 10.4% for the six months ended November 30, 2004. As a percentage of net revenue, income from operations for the central laboratory was (21.2%), a dis-improvement from the (18.7%) reported in the same period in fiscal 2004. The central laboratory constitutes approximately 8% of our business. Operating margins for our clinical research segment decreased from 14.1% in the six months ended November 30, 2003, to 13.3% for the six months ended November 30, 2004.

Net interest income for the six months ended November 30, 2004, was $0.34 million compared to $0.12 million for the equivalent period last year. Higher average level of funds invested and higher interest rates in the first six months of this year over last year contributed to the increased interest income.

Our effective tax rate for the six months ended November 30, 2004 was 21.6% compared to 26.3% for the comparable period last year. The decrease in the effective rate was due to a change in the geographic distribution of pre-tax earnings.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million, raised in our secondary offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation, excluding stock compensation expense, paid in the six months ended November 30, 2003 and November 30, 2004 amounted to $84.0 million and $92.7 million, respectively. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements, the sale and purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on a percentage of completion basis as the work is performed. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of November 30, 2004, our working capital amounted to $120.0 million, compared to $113.8 million at May 31, 2004. The other significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding, increased to 69 days at November 30, 2004 from 60 days at May 31, 2004 and 59 days at August 31, 2004.

Net cash used in operating activities was $2.0 million in the six months ended November 30, 2004, compared to net cash provided by operating activities of $6.3 million in the six months ended November 30, 2003.

Net cash used in investing activities was $22.8 million in the six months ended November 30, 2004, compared to $19.3 million in the six months ended November 30, 2003. This increase is due primarily to the purchase of $6.0 million of short term investments in the current year, partially offset by a decrease of $2.3 million in relation to payments for acquisitions.

Net cash provided by financing activities was $10.2 million in the six months ended November 30, 2004, compared with $58.1 million in the six months ended November 30, 2003. This decrease is due to the receipt of $44.3 million, following the sale of 1,500,000 American Depositary Shares in August 2003 by the Company.

As a result of these cash flows, cash and cash equivalents decreased by $13.7 million in the six months ended November 30, 2004, compared to an increase of $43.2 million in the six months ended November 30, 2003.

On July 1, 2004, ICON acquired 70% of the common stock of Beacon Biosciences, Inc., for an initial cash consideration of $9.9 million.

On July 3, 2003, ICON entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million; and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the "Banks"). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the banks. This facility bears interest at an annual rate equal to the Banks Prime Rate plus three quarters of one percent. ICON plc and its subsidiaries are entitled to make borrowings under a term loan facility of $40 million and a multi currency overdraft facility of $5 million. As at November 301, 2004, the full amount of these facilities were available to be drawn down. ICON Clinical Research, Inc. (a subsidiary of ICON plc) is entitled to make borrowings under a revolving credit facility of $15 million. As at November 30, 2004, US$5 million of this facility was available to be drawn down.

The Company entered into an overdraft agreement with Allied Irish Banks, plc ("AIB") whereby the company guarantees any overdraft of the subsidiary ICON Clinical Research GmbH up to an amount (euro)120,000 (U.S.$159,000). As of November 30, 2004, the full facility was available to be drawn down.

On September 9, 2003, ICON completed the acquisition of Globomax LLC, for an initial cash consideration of $10.9 million. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$4.0 million depending on the performance of Globomax over the period from date of acquisition to May 31, 2006.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.


New Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46, revised--Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R"). FIN 46R addresses the consolidation of variable interest entities ("VIEs"), which include entities that have one or more of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (2) The equity investors lack essential characteristics of a controlling financial interest (as defined by FIN 46R); and (3) The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionally small voting interest. In addition, FIN 46R provides for certain scope exceptions to its application. Adoption of this Interpretation is required in financial statements that have interests in VIEs or potential VIEs, commonly referred to as special-purpose entities, for periods ending after 15 December 2003. Application for all other types of entities is required in financial statements for periods ending after 15 March 2004. The adoption of FIN 46R has not had a material impact on the Company's Consolidated Financial Statements.

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. Under SFAS No. 133, the Company's foreign exchange contracts do not qualify for hedge accounting treatment. The impact of adopting Statement 149 did not have a significant impact on our financial statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for certain mandatorily redeemable financial instruments. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No.150 did not have a significant impact on our financial statements.

The Emerging Issues Task Force (EITF) has reached a final consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with a possible alternative means of adoption by applying the new rules to existing contracts and recording the effect of adoption as a cumulative effect of a change in accounting principle. Early adoption is permitted. We adopted EITF Issue No. 00-21 on June 1, 2003. The adoptions of EITF Issue No. 00-21did not have a significant impact on our financial statements.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                            ICON plc




January 6, 2005                             /s/ Sean Leech
                                            ----------------------------
Date                                        Sean Leech
                                            Chief Financial Officer